Exhibit 99.28(d)(3)

FPA GLOBAL EQUITY ETF

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is dated as of January 31, 2026, by and between INVESTMENT MANAGER SERIES TRUST III, a Delaware statutory trust (the “Trust”), on behalf of the FPA Global Equity ETF (the “Fund”), a series of the Trust, , as amended from time to time, and the investment advisor of the Fund, First Pacific Advisors, L.P. (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Advisor dated April 27, 2024 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses of such Fund pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit the Operating Expenses (as defined in Paragraph 2 herein) of the Fund (or as applicable each class of the Fund set forth in Appendix A (each a “Class”)), for the Expense Limitation Period (as defined in Paragraph 2 herein) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.	Limit on Operating Expenses.

a.	The Advisor hereby agrees to limit current Operating Expenses of the Fund (or as applicable each Class of the Fund), to an annual rate, expressed as a percentage of average annual net assets, to the amounts listed in Appendix A (the “Annual Limits”) with respect to the Fund (or Class, as applicable). In the event that the current Operating Expenses for the Fund (or Class, as applicable), as accrued each month, exceed the Annual Limit, the Advisor will pay to the Fund (for the benefit of such Class, as applicable) on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due. Such payment may include waiving all or a portion of the Advisor’s investment advisory fee.

2.	Definition. For purposes of this Agreement, with respect to the Fund (and each Class of shares thereof):

a.	The term “Operating Expenses” is defined to include all expenses necessary or appropriate for the operation of the Fund (or Class, as applicable), including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement and any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-1A), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses.

b.	For each Fund, the term “Expense Limitation Period” is defined as the period of time commencing on the Effective Date (as defined in Paragraph 4 herein) and ending on the date specified in Appendix A.

3.      Reimbursement of Fees and Expenses.  Any payments to the Fund by the Advisor (with respect to a Class, as applicable) (each a “Subsidy”) pursuant to this Agreement are subject to reimbursement by the Fund (or Class, as applicable) to the Advisor for a period ending three (3) years after the date of the Subsidy, if so requested by the Advisor. The reimbursement may be paid by the Fund (or Class, as applicable) if the aggregate amount of the Fund’s (or Class’) Operating Expenses for the fiscal year in which the request for reimbursement is made, taking into account the reimbursement, does not exceed the Annual Limit in place at the time of the Subsidy or the current limitation on the Fund’s (or Class’) Operating Expenses, if less. In no case will the reimbursement amount exceed the total amount of Subsidies made by the Advisor with respect to the Fund (or Class, as applicable) pursuant to this Agreement and no reimbursement will include any amounts previously reimbursed. No reimbursement may be paid prior to the Fund’s payment of current Operating Expenses. Notwithstanding anything to the contrary herein, the provisions of this Paragraph 3 shall survive the termination of this Agreement, provided this Agreement shall terminate simultaneously with the Investment Advisory Agreement. In such event, the Annual Limits for purposes of this Paragraph 3 shall continue to be the amounts listed in Appendix A.

4.      Term.  This Agreement shall become effective with respect to the Fund (or Class, as applicable), on the date specified in Appendix A (the “Effective Date”) and shall remain until the earlier of i) the end of the Fund’s Expense Limitation Period and ii) upon the termination of the Investment Advisory Agreement.

5.      Termination.  This Agreement may be terminated at any time with respect to the Fund or Class, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Advisor.   This Agreement will automatically terminate with respect to the Fund listed in Appendix A if the Investment Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination for the Fund.

6.      Assignment.  This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.      Severability.  If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.      Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

INVESTMENT MANAGERS SERIES TRUST III	FIRST PACIFIC ADVISORS, L.P.

By: FPA GP, Inc.
Its: General Partner

By:	By:
Print Name:	Print Name:
Title:	Title:

Appendix A

Fund	Annual Operating Expense Limit	Effective Date	Termination Date
FPA Global Equity ETF	0.49%	04/27/2024	01/31/2027